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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of March

PRESS RELEASE

TEMBEC INC.
(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

NOT FOR DISTRIBUTION IN THE UNITED STATES

PRESS RELEASE **FOR IMMEDIATE RELEASE**

Tembec announces redemption of US$250 million 9.875% of Senior Notes due 2005

Témiscaming, March 7, 2002 – Tembec Inc. announced today that Tembec Industries Inc., a wholly-owned subsidiary of Tembec Inc., has given notice that it will redeem its US$250 million 9.875% Senior Notes due 2005 (the "**Notes**") on April 8, 2002. The Notes will be redeemed at a price equal to 103.292% of the principal amount plus accrued interest to the redemption date. Funding for the redemption will be provided by the US$350 million 7.75% Senior Notes due 2012 to be issued on March 13, 2002.

The early redemption of the 9.875% Senior Notes will result in a one-time after-tax charge of C$40 million in the Company's March 2002 quarterly financial results. The details of the unusual item are as follows:

	C $ Million
Accelerated Amortization of Deferred Financing Charges	3
Accelerated Amortization of Deferred Foreign Exchange Losses	35
Call Premium (3.292%)	13
	51
Tax Recovery	11
Net Unusual Item	40

The accelerated amortization relating to deferred financing charges and foreign exchange losses are non-cash items that would normally have been amortized to September 2005, the maturity date of the Notes. The payment of the call premium is justified by estimated annual interest savings of approximately C$7 million due to the 7.75% coupon attached to the new Senior Notes to be issued on March 13, 2002. Overall, the Company will reduce total annual financing charges by approximately C$17 million and increase annual net earnings by approximately C$13 million.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of $3.5 billion with manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France and the United States. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC.

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Source: **Tembec Inc.**

Contacts:

Michel Dumas
Vice President, Finance & CFO
Tel.: (819) 627-4268

Charles Gagnon
Vice President, Corporate Relations
Tel. : (819) 627-4230